[CWAM LETTERHEAD]

April 29, 2009

Columbia Acorn Trust

227 W. Monroe Street

Suite 3300

Chicago, Illinois 60606

Ladies and Gentlemen:

Columbia Wanger Asset Management, L.P. (“CWAM”) hereby contractually undertakes as of the date hereof as follows with respect to the series of Columbia Acorn Trust designated Columbia Thermostat Fund (the “Fund”):

CWAM will waive fees and reimburse certain expenses of the Fund, such that total Fund ordinary operating expenses (exclusive of distribution and service fees, interest and fees on borrowings, and expenses associated with the Fund’s investment in other investment companies) do not exceed the annual rate of 0.25% of average daily net assets of the Fund, which agreement will continue in effect through April 30, 2010. Notwithstanding the foregoing, the limitations on total ordinary operating expenses set forth herein shall not apply to any class of shares of a Fund established after the effective date hereof.

This undertaking shall be binding upon any successors and assigns of CWAM.

Very truly yours,

COLUMBIA WANGER ASSET MANAGEMENT, L.P.

By:	/s/ Bruce H. Lauer
Bruce H. Lauer
Chief Operating Officer

Agreed and accepted by

COLUMBIA ACORN TRUST

on behalf of its series Columbia Thermostat Fund

By:	/s/ Bruce H. Lauer
Bruce H. Lauer
Vice President, Secretary and Treasurer